INVESTOR PRESENTATION March 2012 Exhibit 99.13

DISCLAIMER
This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the
SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform
Act of 1995. Examples of forward-looking statements include:
statements about the company’s future performance;
projections of the company’s results of operations or financial condition;
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
expectations that the company’s credit facilities will be extended or renewed;
expectations concerning dividend payments and share buy-backs;
statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;
statements regarding tax liabilities and related audits, reviews and proceedings;
statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments
Commission (ASIC);
expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
expectations concerning indemnification obligations;
statements about product or environmental liabilities; and
statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June
2011, as  amended by the Form 20-F/A filed on 14 July 2011, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions;
the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

Business overview
USA and Europe Fibre Cement
Asia Pacific Fibre Cement
Group Outlook
Summary
Appendix
AGENDA
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 32. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet or mmsf” and “thousand square feet or msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, ASIC expenses and asset impairments”, “EBIT margin excluding asbestos, ASIC expenses and asset impairments”, “Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments”, “Operating profit before income taxes excluding asbestos and asset impairments”, “Effective tax rate excluding asbestos, asset impairments and tax adjustments”, “EBITDA” and “General corporate costs excluding domicile change related costs”). Unless otherwise stated, results and comparisons are of the 1 quarter and current fiscal year versus the 1 quarter of the prior fiscal year.
st
st

Annual net sales US$1.2b
Total assets US$1.4b
Net cash US$25.8m
Operations in North America, Asia
Pacific and Europe
2,500 employees
Market cap US$3.2b
S&P/ASX 100 company
NYSE ADR listing
Note: Net sales (annualised but not seasonally adjusted), total assets and net cash are at 31 December 2011. Total assets exclude asbestos compensation.
JAMES HARDIE: A GROWTH FOCUSED COMPANY

JAMES HARDIE – A WORLD LEADER IN FIBRE CEMENT
USA Fibre Cement Products
Siding
Soffit
Fascia
Trim
Backerboard
Asia Pacific Fibre Cement Products
Residential siding
Commercial exteriors
Flooring
Ceiling and internal walls

GLOBAL - BUSINESS PORTFOLIO
At and for the nine months ended 31 December 2011
*  EBIT – Excludes Research and Development EBIT and Asbestos-related items
USA  and Europe Fibre Cement Asia-Pacific Fibre Cement
66%
34%
76%
24%
69%
31%
Volume Sales
EBIT*

Fibre cement is more durable than wood and engineered wood, and looks and performs better than vinyl, and cheaper and quicker to build with than brick
Vinyl
Fire resistant
Hail resistant
Resists warping
Resists buckling
Colour lasts longer
Dimensional stability
Can be repainted
Fibre  cement
Engineered wood
FIBRE CEMENT – SUPERIOR PRODUCT PERFORMANCE

3
rd
quarter operating results reflected higher sales volume (in the US business), improved manufacturing performance, lower general corporate costs and an appreciation of Asia Pacific businesses’ currencies compared to the US dollar, partially offset by an unfavorable product mix and geographic mix in US sales.
As of 31 December 2011, the company had repurchased 3.4 million of shares at an aggregate cost of
A$19.1 million (US$19.0 million) and an average price paid per share of A$5.59 (US$5.55)
Interim dividend of US4.0 cents per security, or US$17.4 million, was paid 23 January 2012
1 Comparisons are of the 3 quarter and  nine months of the current fiscal year versus the 3    quarter and nine months of the prior fiscal year
2 The nine months results of the prior year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 assessment. Readers are referred to Note 10 of the consolidated financials for further information
2
GROUP OVERVIEW
1
Q3 Q3%  9 Months 9 Months %
FY 2012 FY 2011 Change FY 2012 FY 2011 Change
Net operating (loss) profit  (4.8) (26.4) 82 123.6 (345.2) -
Net operating profit excluding asbestos, ASIC
expenses and tax adjustments
27.7 21.0 32 108.3 82.2 32
Diluted earnings per share excluding asbestos, ASIC
expenses and tax adjustments (US cents)
6.3 4.8 31 24.7 18.8 31
US$ Millions
nd
nd

JH Plant Design Capacity
•
Tacoma, WA
Plant City, FL
Waxahachie, TX
Cleburne, TX
Peru, IL
Blandon, PA
Summerville, SC
Pulaski, VA
•
Reno, NV
•
•
•
•
•
•
•
•
Fontana, CA
Plant locations
1
Production was suspended at the
Blandon plant in October 2007; at the
Summerville plant in November 2008;
and at the Fontana plant in December
2008
THE USA BUSINESS – LARGEST FIBRE CEMENT PRODUCER IN NORTH AMERICA
Flat Sheet
Plants
Capacity
(mmsf)
Plants operating
Cleburne, Texas 500
Peru, Illinois 560
Plant City, Florida 300
Pulaski, Virginia 600
Reno, Nevada 300
Tacoma, Washington 200
Waxahachie, Texas 360
Plants suspended
Blandon, Pennsylvania
1
200
Fontana, California
1
180
Summerville, South
Carolina
190
Flat Sheet Total 3,390
1

US EXTERIOR CLADDING MARKET
Note: 1) Market share figures reflect siding only; exclude fascia, soffits & trim; data reflects Repair & Remodel and New Construction markets, combined.
2) Siding volumes exclude waste factors, a change from previously reported numbers.
Sources: NAHB Builder Practices and Consumer Practices Report – 2008 Siding and Exterior Wall Finish, adjusted to reflect JH’s estimate for FC and wood categories.
Brick, Stone and
Other
23.5%
Stucco
6.0%
FC
13.5%
Wood
17.3%
Vinyl
39.7%
Large growth opportunity

1 Excludes impairment charges of US$45.6 million in Q4 FY08 11 EBIT and EBIT Margin EBIT EBIT Margin USA AND EUROPE FIBRE CEMENT 1

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau

USA AND EUROPE FIBRE CEMENT
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
$1,000
$1,100
$1,200
$1,300
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
2,200
2,400
2,600
2,800
3,000
Top Line Growth
JH Volume Housing Starts JH Revenue

Average Net Sales Price (US dollars)
1 FY12 average net sales price represents 3
rd
quarter year to date; other years presented are for the full year
1
US$654 per msf
USA AND EUROPE FIBRE CEMENT
360
400
440
480
520
560
600
640
680
FY06 FY07 FY08 FY09 FY10 FY11 Q3 FY12

14 TOTAL USA HOUSING STARTS – US CENSUS

Focus on primary demand growth and cost management
Business re-set to balance supply and demand
production suspended at Blandon PA (November 2007), Summerville SC
(November 2008) plants and Fontana CA (December 2008)
corporate-wide review of activities, projects and cost-saving opportunities
Employee numbers in US business down >25% from peak in 2006
Continuing to invest in long term growth initiatives, such as R&D and market development
Continuing to invest in market initiatives such as increased penetration of
Repair and Remodel and non-metro markets, new “job pack” distribution and rollout of products initiatives such as Colorplus and Artisan
Able to ‘flex up’ quickly if needed
RESPONSE TO US HOUSING DOWNTURN

PRODUCT LEADERSHIP EXAMPLE – COLORPLUS®
ColorPlus® Collection (pre-painted siding and
trim):
Driving growth against vinyl in Northern USA
Launched in Western and Southern USA FY07
Higher value products with higher
revenue streams
Strategy designed to reduce ‘on the wall’ cost
and close gap with vinyl siding
Supply of pre-painted exterior products
Reduce supply chain costs
Best practice installation
Channel increases revenue base and
gains incremental volume
End-user gets higher quality product
at reduced cost

17 17 PRODUCT LEADERSHIP EXAMPLE – HARDIEZONE™ SYSTEM 7 Generation versus 2 Generation generic fibre cement The HardieZone™ System represents a logical extension of Hardie technology th nd

Five manufacturing plants in
Asia Pacific
Net sales US$382.5m
EBIT US$88m
Higher value differentiated
products
Lower delivered cost
Growth model
ASIA PACIFIC FIBRE CEMENT
Asia Pacific manufacturing facilities.  Net Sales and EBIT as at 31 December 2011 and annualised, but not seasonally adjusted.

19 ASIA PACIFIC FIBRE CEMENT – EXAMPLES General purpose flooring Exterior cladding Philippines Australia New Zealand Australia Ceilings and partitions Interior walls

GROUP OUTLOOK
United States
Although industry activity and demand have stabilised, there remains no evidence of a sustainable recovery
Pulp price index (NBSK) steadily declining, but remains at elevated levels
Freight costs continue to be high compared to prior year
Company initiatives, such as the increased penetration of repair and remodel and non-metro markets and our house pack strategies, remain on track to improve upon the gains in fibre cement category share and the exterior cladding market achieved this year
Asia Pacific
Australia: despite a recent cut in official interest rates, there is little confidence of an immediate pick up in housing construction activity
New Zealand: activity in the housing construction industry remains subdued
Philippines: activity in new construction slowed in the quarter

The reduced level of debt, along with a reduction in the number of company specific contingencies and a strengthened confidence in the business’ ability to adapt and meet the challenges of the low demand operating environment enabled the Board to announce in May
2011 the resumption of an active approach to capital management
Dividends
New policy to distribute between 20% and 30% of profits after tax (excluding asbestos adjustments) in the form of ordinary dividends
Interim dividend of 4 US cents per security paid on 23 January 2012
Share buyback
On market share buyback of up to 5% of issued capital over 12 months commencing May 2011
As at 31 December 2011, the company had repurchased 3.4 million shares
ATO Amended Assessment
Following the resolution of the ATO/RCI dispute the ATO will refund US$265.8m.  The company will receive additional amounts representing overpaid interest and the recovery of a portion of legal costs incurred
Management and the Board are considering options for the use of the funds received as a result of the resolution of this matter
CAPITAL MANAGEMENT

We have a strong, well-established, growth-focused, strong cash-generating and high return business
We have a sustainable competitive advantage
Our model for strong growth is based on:
Large market opportunity
Superior value proposition
Proprietary and/or protected technology
Ongoing commitment to research and development
Significant organisational advantages
Focused strategy and organisational effort
Scale
Despite the low demand environment the company has performed exceptionally well, consistently delivering solid financial returns
The company is positioned well to leverage its increased capabilities when a recovery eventuates
SUMMARY

APPENDIX

Aggressively grow demand
for our products in targeted
market segments
Grow our overall market
position while defending
our share in existing market
segments
Introduce differentiated
products to deliver a
sustainable competitive
advantage
Industry leadership and profitable growth
GLOBAL STRATEGY

GROUP OUTLOOK
Key Priorities
The company’s key medium term priorities in the US are:
Grow primary demand and exterior cladding market share – with focus on repair and remodel and non-metro markets
Increase market penetration of our ColorPlus® and Trim products
Continue to rollout our job pack distribution model
Overall Group Strategy
The company’s focus is to:
Deliver primary demand growth
Continue to shift to a higher value product mix
Increase manufacturing efficiency
Build the operational strength and flexibility to deliver and sustain earnings in a low demand environment and increase output should a stronger than expected recovery eventuate

Primary Growth Performance
All market and market share figures are management ‘s estimates.

USA AND EUROPE FIBRE CEMENT
-
40%
-
30%
-
20%
-
10%
0%
10%
20%
30%
Q106 Q206 Q306 Q406 Q107 Q207 Q307 Q407 Q108 Q208 Q308 Q408 Q109 Q209 Q309 Q409 Q110 Q210 Q310 Q410 Q111 Q211 Q311 Q411 Q112 Q212 Q312
%JHBP Growth (sdft) NC/R&R Growth
Rolling 4Qtr - Rolling 4Qtr - JHBP Growth (sdft) NC/R&R Growth

GUIDANCE
Challenges remain, with the operating environment in the US still weak and the Asia
Pacific residential markets softening
Management anticipates FY12 full year earnings excluding asbestos, ASIC expenses and tax adjustments expected to be within the range of US$130 million to US$140 million
Management cautions that conditions remain uncertain and notes that the cost of some inputs, particularly pulp and freight, may be volatile
Management cautions that guidance is dependent upon housing industry conditions and the A$/US$ exchange rate remaining stable for the balance of the fiscal year ending 31 March 2012
The company continues to perform well financially and our employees remain focused on driving our long term strategies

LEGACY ISSUES UPDATE
ATO – RCI successful in its appeal of the 1999 disputed amended tax assessment
James Hardie’s initial appeal dismissed by the Federal Court of Australia in September 2010
Charge of US$345.2 million effective 1 September 2010 (no impact on net operating cash flow in FY11)
On 22 August 2011, the Full Federal Court upheld RCI’s appeal, ordered that RCI’s objection be allowed in full and awarded RCI costs
The ATO filed an application for special leave to appeal the Full Federal Court’s decision to the High
Court of Australia. On 10 February 2012, the High Court dismissed the ATO’s application.
With the matter now finalised in RCI’s favour, the ATO issued a further notice of amended assessment and paid a refund of US$265.8 million (A$248.0 million) on 27 February 2012. Accordingly, the fourth quarter and full year results will reflect a benefit of approximately US$393.8 million (A$367.6 million), which represents the reversal of the provision for the unpaid portion of the amended assessment and cash paid by RCI during the appeal proceedings, partially offset by taxes payable on general interest charges previously deducted
Additional interest income will be recognised as a benefit in the fourth quarter on amounts which were overpaid up to 27 February 2012, partially offset by taxes payable on the interest. This amount is anticipated to be paid by the ATO in the fourth quarter.
The company has commenced recovery of a portion of the legal costs incurred in litigating the amended assessment
35% of the refund will be contributed to AICF
Company will have Australian tax liability on the reversal of general interest charges, interest income and legal costs recovered
Management and Board considering options for use of balance of refund

* Certain reclassifications have been reflected in the prior period shown above to conform with current period presentation
1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, gain or impairment on AICF investments, tax benefits related to asbestos adjustments, ASIC expenses/recoveries and tax adjustments
2 Excludes asbestos adjustments, AICF SG&A expenses and  ASIC expenses/recoveries
.
29
KEY RATIOS
*
9 Months
FY2012
9 Months
FY2011
9 Months
FY2010
EPS (Diluted)
24.7c 18.8c 25.3c
EBIT/ Sales (EBIT margin)
16.3% 15.6% 20.1%
Gearing Ratio -2.0% 4.6% 11.7%
Net Interest Expense Cover
25.6x 24.1x 37.9x
Net Interest Paid Cover
24.8x 22.5x 33.4x
Net Debt Payback
- 0.3yrs 0.5yrs
1
2
1
2
2

USA AND EUROPE 5 YEAR RESULTS OVERVIEW
FY07 FY08 FY09 FY10 FY11 Q3 FY12*
Net Sales
US$m
1,262 1,144 910 828 814 641
Sales Volume
mmsf
2,148 1,916 1,508 1303 1,248 981
Average
Price
US$ per msf
588 597 604 635 652 654
EBIT
US$m
362 313 200 208 160 126
EBIT Margin
%
29 27 22 25 20 20
* For nine months ending 31 December 2011

ASIA PACIFIC 5 YEAR RESULTS OVERVIEW
FY07 FY08 FY09 FY10 FY11 Q3 FY12*
Net Sales
US$m
223 298 273 296 353 287
Sales Volume
mmsf
390 398 390 389 407 298
Average
Price
A$ per msf
842 862 879 894 916 924
EBIT
US$m
39 50 47 58 79 66
EBIT Margin
%
16 17 17 20 23 23
* For nine months ending 31 December 2011

This Management Presentation forms part of a package of information about the company’s results.  It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Condensed
Consolidated Financial Statements.
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics.
AFFA – Amended and Restated Final Funding Agreement.
AICF – Asbestos Injuries Compensation Fund Ltd.
ASIC – Australian Securities and Investments Commission.
ATO – Australian Taxation Office.
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp.
Financial Measures – US GAAP equivalents
EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.
Operating profit - is equivalent to the US GAAP measure of income.
Net operating profit - is equivalent to the US GAAP measure of net income.

ENDNOTES

Sales Volumes
mmsf
–
million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf –
thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents.
Return on Capital employed – EBIT divided by gross capital employed.

ENDNOTES (CONTINUED)

NON-US GAAP FINANCIAL MEASURES
EBIT and EBIT margin excluding asbestos and ASIC
expenses–
EBIT and EBIT margin excluding asbestos and ASIC
expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.
Q3 Q3 9 Months 9 Months
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
EBIT $ 1.8 $ (16.9) $ 162.9 $ 53.9
Asbestos:
Asbestos adjustments 33.5 46.4 (15.2) 91.1
AICF SG&A expenses 0.9 0.7 2.3 1.7
ASIC related expenses (recoveries) 0.3 - 1.0 (9.5)
EBIT excluding asbestos and ASIC expenses 36.5 30.2 151.0 137.2
Net sales $ 283.0 $ 272.6 $ 928.2 $ 878.6
EBIT margin excluding asbestos and
ASIC expenses 12.9% 11.1% 16.3% 15.6%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments– Net operating profit excluding asbestos,
ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
35
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
¹
The nine month results of the prior year included a charge of US$345.2 million resulting from the dismissal by the Federal
   Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the condensed consolidated  financial statements for further information.
Q3 Q3 9 Months 9 Months
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
Net operating (loss) profit $ (4.8) $ (26.4) $ 123.6 $ (345.2)
Asbestos:
Asbestos adjustments 33.5 46.4 (15.2) 91.1
AICF SG&A expenses 0.9 0.7 2.3 1.7
AICF interest income (0.8) (0.7) (2.2) (2.4)
Tax expense related to asbestos
adjustments (0.1) - (0.1) 0.6
ASIC related expenses (recoveries) 0.3 - 1.0 (9.5)
Tax adjustments ¹ (1.3) 1.0 (1.1) 345.9
Net operating profit excluding asbestos,
ASIC expenses and tax adjustments $ 27.7 $ 21.0 $ 108.3 $ 82.2

Non-US GAAP Financial Measures (continued)
Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments– Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
36
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
Net operating profit excluding asbestos,
   ASIC expenses and tax adjustments $ 27.7 $ 21.0 $ 108.3 $ 82.2
Weighted average common shares outstanding -
   Diluted (millions) 437.0 438.0 438.4 437.7
Diluted earnings per share excluding asbestos,
   ASIC expenses and tax adjustments
   (US cents) 6.3 4.8 24.7 18.8

Effective tax rate excluding asbestos and tax adjustments– Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
37
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
Operating profit (loss) before income taxes $ 1.8 $ (15.5) $ 158.7 $ 46.0
Asbestos:
Asbestos adjustments 33.5 46.4 (15.2) 91.1
AICF SG&A expenses 0.9 0.7 2.3 1.7
AICF interest income (0.8) (0.7) (2.2) (2.4)
Operating profit before income taxes excluding
asbestos $ 35.4 $ 30.9 $ 143.6 $ 136.4
Income tax expense (6.6) (10.9) (35.1) (391.2)
Asbestos:
Tax expense related to asbestos adjustments (0.1) - (0.1) 0.6
Tax adjustments ¹ (1.3) 1.0 (1.1) 345.9
Income tax expense excluding tax adjustments (8.0) (9.9) (36.3) (44.7)
Effective tax rate excluding asbestos and
tax adjustments 22.6% 32.0% 25.3% 32.8%
¹ The nine month results of the prior year included a charge of US$345.2 million resulting from the dismissal by the Federal
   Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 10 of the condensed consolidated  financial statements for further information.

EBITDA–
is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly,
EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.
38
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2012 FY 2011 FY 2012 FY 2011
EBIT $ 1.8 $ (16.9) $ 162.9 $ 53.9
Depreciation and amortisation 17.0 15.9 47.8 46.9
Adjusted EBITDA $ 18.8 $ (1.0) $ 210.7 $ 100.8

General corporate costs excluding ASIC expenses and domicile change related costs–
General corporate costs
excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.
39
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 9 Months 9 Months
US$ Millions FY 2011 FY 2011
General corporate costs $ 9.2 $ 12.1 $ 27.1 $ 21.1
Excluding:
ASIC related (expenses) recoveries (0.3) - (1.0) 9.5
Domicile change related costs - - - (1.8)
General corporate costs excluding ASIC
expenses and domicile change related costs $ 8.9 $ 12.1 $ 26.1 $ 28.8
FY 2012
Q3
FY 2012